Exhibit 23.0






                          Independent Auditors' Consent



The Unitholders of Regency Centers, L.P. and the
Board of Directors of Regency Realty Corporation:

We consent to incorporation by reference in the registration statements (No. 333-72899) on Form S-3 and (No. 333-63723) on Form S-4 of Regency Centers, L.P., of our reports dated February 1, 1999, except for Note 12 as to which the date is March 1, 1999, relating to the consolidated balance sheets of Regency Centers, L.P. as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in capital, and cash flows for each of the years in the three year period ended December 31, 1998, and related schedule, which reports appear in the December 31,1998, annual report on Form 10-K of Regency Centers, L.P.




                                                 KPMG LLP



Jacksonville, Florida
March 18, 1999